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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                                 RxBazaar, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   78347T 10 4
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                                 (CUSIP Number)

                                  July 26, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[_]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

CUSIP No.  78347T 10 4                13G                      Page 2 of 5 Pages

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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Able Laboratories, Inc., I.R.S. Number 330659916
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
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   3     SEC USE ONLY


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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                           5    SOLE VOTING POWER

                                1,876,333
        NUMBER OF          -----------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH             -----------------------------------------------------
        REPORTING          7    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  1,876,333
                           -----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                0
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,876,333

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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        [X]

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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        35%
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  12    TYPE OF REPORTING PERSON *

        CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  78347T 10 4                13G                      Page 3 of 5 Pages
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ITEM 1.(A)      NAME OF ISSUER

                RxBazaar, Inc.

ITEM 1.(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                200 Highland Avenue
                Needham, Massachusetts 02494

ITEM 2.(A)      NAME OF PERSONS FILING

                Able Laboratories, Inc.

ITEM 2.(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                The address for Able Laboratories, Inc., is 200 Highland Avenue, Needham, Massachusetts 02494.

ITEM 2.(C)      CITIZENSHIP

                Delaware

ITEM 2.(D)      TITLE OF CLASS OF SECURITIES

                Common Stock, $.001 par value per share

ITEM 2.(E)      CUSIP NUMBER

                78347T 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                N/A

CUSIP No.  78347T 10 4                13G                      Page 4 of 5 Pages
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ITEM 4.         OWNERSHIP.

                The information contained in Items 5-11 of the cover page is incorporated herein by reference. The number of shares beneficially owned includes shares of Series A Preferred Stock that are convertible into 345,333 shares of common stock, warrants to purchase 168,000 shares of common stock and a promissory note that is convertible into 1,125,000 shares of common stock. Able has agreed not to exercise or convert any warrants or preferred stock if, immediately after such exercise or conversion, it would own greater than 19.9% of the issuer's issued and outstanding common stock.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                N/A

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                N/A

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                N/A

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP

                N/A

ITEM 10.        CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  78347T 10 4                13G                      Page 5 of 5 Pages
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 4, 2002

                                                    ABLE LABORATORIES, INC.

                                                    By: /s/ Dhananjay G. Wadekar
                                                        ------------------------
                                                        Dhananjay G. Wadekar
                                                        President and CEO